Filed pursuant to Rule 424(b)(3)
File No. 333-218453

PROSPECTUS SUPPLEMENT
(To Prospectus dated March 13, 2020)

Breakwave Dry Bulk Shipping ETF
10,000,000 Shares

This supplement is to the prospectus (the “Prospectus”) of ETF Managers Group Commodity Trust I (the “Trust”) dated March 13, 2020, which relates to shares (the “Shares”) issued by the Breakwave Dry Bulk Shipping ETF (the “Fund”), a series of the Trust. The Shares have previously been registered under the Securities Act of 1933, as amended, on a registration statement bearing File No. 333-218453. Capitalized terms used but not defined herein shall have the meanings assigned to them by the Prospectus. This Prospectus supplement should be read in its entirety and kept together with your Prospectus for future reference.

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The disclosure in the section titled “Legal Matters – Litigation and Claims” is hereby deleted in its entirety and replaced with the following:

Litigation and Claims

Samuel Masucci III and Bernard Karol, principals of the Sponsor, were defendants, along with certain affiliates of the Sponsor, in an action filed May 2, 2017 in the Superior Court of New Jersey captioned PureShares, LLC d/b/a PureFunds et al. v. ETF Managers Group, LLC et al., Docket No. C-63-17 (the “PureShares Action”). The PureShares Action alleged claims based on disputes arising out of contractual relationships with Exchange Traded Managers Group LLC (“ETFMG”), an affiliate of the Sponsor. The action sought damages in unspecified amounts and injunctive relief based on breach of contract, wrongful termination, and several other claims.

Samuel Masucci III, a principal of the Sponsor, was a defendant, along with certain affiliates of the Sponsor, in a case filed on October 26, 2017 in the United States District Court for the Southern District of New York by NASDAQ, Inc. (“Nasdaq”) captioned Nasdaq, Inc. v. Exchange Traded Managers Group, LLC et al., Case 1:17-cv-08252 (the “Nasdaq Action”). This action arose out of the same facts and circumstances as the PureShares Action and asserted claims for breach of contract, conversion and certain other claims with respect to the same exchange traded funds as in the PureShares Action. Mr. Masucci was dismissed as a defendant pursuant to a motion to dismiss in August 2018. The matter was the subject of a bench trial in May 2019, and on December 20, 2019, the Court issued an Opinion and Order awarding compensatory damages to Plaintiff in the amount of $78,403,172.36, plus prejudgment interest. The Court also denied Plaintiff’s requests for punitive damages and equitable relief.

On May 1, 2020, Nasdaq, PureShares LLC (“PureShares”), and ETFMG announced a global settlement that resolves all claims in both the PureShares Action and the Nasdaq Action. The settlement is subject to future negotiations and approvals among independent third parties. As part of the settlement, Nasdaq and ETFMG have agreed to certain cash payments from ETFMG to Nasdaq and PureShares, and have executed an asset purchase agreement to transfer certain ETFMG intellectual property and related assets, to a Nasdaq affiliate. The transaction is expected to close in the last half of 2020.

Samuel Masucci III, a principal of the Sponsor, was a named defendant in Fox Creek Capital, Inc. vs. ETF Managers Group, LLC, et al., a civil action in Superior Court of New Jersey, Chancery Division, Union County. The matter was filed by way of Order to Show Cause on April 28, 2017, and the Plaintiff alleged breach of an NDA, misappropriation of trade secrets and confidential information, breach of covenant of good faith and fair dealing, unfair competition, fraud in the inducement, conversion, breach of fiduciary duty, constructive trust, unjust enrichment, civil conspiracy, alter ego and piercing the corporate veil. Defendants vigorously and successfully contested the matter in Court resulting in the Order to Show Cause being denied by the Court. Further, the matter was dismissed in its entirety by the Plaintiffs, by way of voluntary dismissal that was filed on May 22, 2017.

The date of this prospectus supplement is May 7, 2020